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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 10)

ADC Telecommunications, Inc.
(Name of Subject Company)

Tyco Electronics Minnesota, Inc.
Tyco Electronics Ltd.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
(including the associated preferred stock purchase rights)

000886-309
(Cusip Number of Class of Securities)

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312
Telephone: (610) 893-9560
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 10 ("Amendment No. 10") amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the "Schedule TO") originally filed on July 26, 2010, by Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics"), and Tyco Electronics Minnesota, Inc., a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares"), of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), for $12.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 10 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 10 refer to the Offer to Purchase.

Item 11

          Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text to the section entitled "European Union Approval" (which begins as the first full paragraph on page 43):

              On October 28, 2010, the EC accepted the submission of Form CO, which began the 25 business day review period. The review period is scheduled to terminate on December 6, 2010, unless extended by the EC.

          Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text as a new section between the sections entitled "U.S. Antitrust" and "European Union Approval" (on page 43):

              Foreign Investment Review Under the Defense Production Act.    Under Section 721 of the Defense Production Act of 1950, as amended ("Section 721"), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of businesses engaged in interstate commerce in the United States if the President determines, after investigation, that such foreign persons, in exercising control of the acquired entity, might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Review of such acquisitions, mergers or takeovers is undertaken by the Committee on Foreign Investment in the United States ("CFIUS"), an inter-agency committee chaired by the Treasury Department and composed of representatives from numerous U.S. Government departments and agencies, and by the member agencies themselves.

              Although Section 721 does not require the parties to a transaction to notify CFIUS, on November 4, 2010, we filed with ADC a joint notice of the transaction in accordance with CFIUS regulations. Following submission of a notice and a CFIUS determination of completeness, CFIUS has 30 calendar days to conduct a national security review of the transaction and either issue a closing letter, at which point the review process is complete, or initiate an investigation. Such an investigation must be completed within 45 calendar days of its initiation. If referred to the President following an investigation, the President must make a final determination on the matter within 15 days of the completion of the investigation. Section 721 does not prohibit the consummation of acquisitions, mergers or takeovers of U.S. businesses by foreign persons, but if such an acquisition, merger or takeover is consummated prior to the issuance of a closing letter by, or if a joint notice is not filed with, CFIUS, such an acquisition, merger or takeover thereafter remains subject to divestment after the closing should the President subsequently determine that the national security of the United States could be threatened or impaired.

              Although we believe that the Offer and the Merger do not raise any national security concerns, there can be no assurance that CFIUS will not impose conditions on the transaction or will not determine to conduct an investigation of the proposed transaction, and, if an investigation is commenced, there can be no assurance regarding the ultimate outcome of such investigation.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2010

Tyco Electronics Minnesota, Inc.
By:	/s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Treasurer and Chief Financial Officer
Tyco Electronics Ltd.
By:	/s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Executive Vice President and Chief Financial Officer

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SIGNATURES